*AB 3/20

[redacted]

14048745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
MAR 04 2014
WASH. D.C.
189

SEC FILE NUMBER
8- [illegible]

8-37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signator Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10500 NE 8th Street, Suite 720
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Clark 425-214-9602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Jeff Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SOPHIE HELLMAN
NOTARY PUBLIC
COMMISSION EXPIRES 08-14-14
STATE OF WASHINGTON

Signature

Chief Financial Officer / Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signator Financial Services, Inc.
(Formerly Symetra Investment Services, Inc.)
(A Wholly Owned Subsidiary of John Hancock Financial Network, Inc.)

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Signator Financial Services, Inc. (formerly Symetra Investment Services, Inc.)

We have audited the accompanying statement of financial condition of Signator Financial Services, Inc. (formerly Symetra Investment Services, Inc.) (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signator Financial Services, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

A member firm of Ernst & Young Global Limited

Signator Financial Services, Inc.
(Formerly Symetra Investment Services, Inc.)
(A Wholly Owned Subsidiary of John Hancock Financial Network, Inc.)

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 1,785,007
Cash – restricted	121,533
Equity securities	2,443,268
Concessions receivable	1,265,014
Advisory fees receivable	721,039
Accounts receivable	47,858
Prepaid expenses and other assets	63,418
Receivable from Parent for income taxes	41,344
Distribution network intangible asset	3,446,977
Goodwill	4,089,366
Total assets	$ 14,024,824
Liabilities and stockholder's equity	
Liabilities:	
Concessions payable	$ 1,141,227
Advisory fees payable	620,426
Accounts payable and accrued expenses	765,872
Deferred income tax liabilities , net	482,226
Total liabilities	3,009,751
Commitments and Contingencies *(Note 8)*	
Stockholder's equity:	
Common stock, $0.10 par value: Authorized shares – 50,000,000 issued and outstanding shares – 50,002	5,000
Additional paid-in capital	11,110,248
Accumulated deficit	(100,175)
Total stockholder's equity	11,015,073
Total liabilities and stockholder's equity	$ 14,024,824

See accompanying notes.

1. Organization and Nature of Business

Signator Financial Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934, an investment advisor registered with the Securities and Exchange Commission (SEC), and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and nonaffiliated companies. The Company also provides investment advisory services.

On October 1, 2013, the Company became a wholly owned subsidiary of John Hancock Financial Network, Inc. (JHFN) when JHFN acquired 100% of the equity of the Company from Symetra Financial Corporation (Former Parent). JHFN is an indirect wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA). JHUSA is a subsidiary of Manulife Financial Corporation (MFC). Subsequent to the acquisition, the Company changed its name from Symetra Investment Services to Signator Financial Services, Inc.

The Company promptly transmits all customer funds and securities received to its third-party broker/dealer, Pershing, or the related insurance carrier.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The amounts reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate.

The financial statements reflect the acquisition of the Company on October 1, 2013 (Acquisition Date), which resulted in the recognition and measurement of identifiable assets acquired and liabilities assumed at fair value as of the Acquisition Date using push-down accounting.

2. Significant Accounting Policies (continued)

Push-down accounting refers to the establishing of a new basis of accounting for the acquired assets and assumed liabilities. The application of push-down accounting represents the termination of the old accounting entity (Predecessor) and the creation of the new one (Successor). The cost basis of certain assets was changed as of October 1, 2013, as a result of the application of push-down accounting. Consequently, the results of operations and cash flows of the Predecessor are not comparable to the Successor. The Company's financial statements and accompanying footnotes have been segregated to present pre-Acquisition Date activity as the Predecessor Company (Predecessor) and post-Acquisition date activity as the Successor Company (Successor).

Cash

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits.

Equity Securities

The Company classifies its equity securities as trading and records these investments at fair value. Equity securities consist solely of investments in money market registered investment companies. The Company's equity securities are classified as Level 1 of the fair value valuation hierarchy, as their fair values are based on quoted subscription and redemption prices which equate to quoted market prices in an active market.

As of December 31, 2013, $1,657,772 of the Equity Securities balance was held at a single financial institution, the Company's clearing broker.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

2. Significant Accounting Policies (continued)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid insurance and prepaid FINRA fees. The amounts are amortized over the coverage period for the insurance and FINRA fees.

Restricted Cash

Restricted cash is carried at cost, which approximates fair value. As of December 31, 2013, cash of $1,533 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. Additionally, the restricted cash balance includes $120,000 on deposit with clearing firms.

Income Taxes

The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

For the period October 1, 2013 through December 31, 2013, in accordance with the income tax sharing agreements in effect, the income tax provision (or benefit) is computed as if the Successor Company filed separate federal income tax returns with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

3. Acquisition

On October 1, 2013, the Company was acquired by JHFN pursuant to the terms of the Purchase Agreement dated as of June 12, 2013. The total consideration for the purchase was approximately $9.9 million. A portion of the consideration is contingent upon representative retention achieved as of October 1, 2014. The Company has reviewed the targeted representative retention and anticipates that the contingent payment will be made in full by JHFN. The fair value of the contingent payment is treated as part of the purchase price for purposes of accounting for the acquisition.

The total consideration exceeds the fair value of the assets acquired and liabilities assumed by approximately $4.1 million, which is recorded as goodwill in the Statement of Financial Condition.

Consideration paid	$ (9,865,248)
Recognized assets and liabilities:	
Cash and cash equivalents	2,626,104
Cash – restricted	121,301
Distribution network intangible asset	3,505,400
Concessions and fees receivable	1,910,905
Accounts receivable	23,169
Prepaid expenses and other assets	110,381
Commissions and fees payable	(1,642,467)
Accounts payable	(386,251)
Deferred tax liability	(492,660)
Goodwill	$ (4,089,366)

The estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the acquisition date. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, however, the provisional measurements of fair value reflected above are subject to change within the period outlined in the Purchase agreement.

4. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets at December 31, 2013, are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Amortization Period in Years
Goodwill	$ 4,089,366	N/A	$ 4,089,366	N/A
Distribution network	3,505,400	$ 58,423	3,446,977	14.75
	$ 7,594,766	$ 58,423	$ 7,536,343	14.75

Goodwill of approximately $4.1 million was recognized in relation to the acquisition. The goodwill relates to the expected synergies from combining certain aspects of the Company's operations with those of JHFN. The amount allocated to goodwill will not be amortized and no portion of the goodwill is expected to be deductible for tax purposes. The Company will test goodwill for impairment on an annual basis, and in response to any events which suggest that the asset may be impaired (triggering events).

The Company estimated the fair value of the Distribution Network using discounted cash flow analysis.

5. Related-Party Transactions

At December 31, 2013, amounts receivable from the Parent for income taxes were $41,344 and amounts due to the Parent were $319,631 related to its allocated share of Other operating, administrative, and personnel expenses.

6. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2013, were as follows (note: as of September 30, 2013 there were not deferred items for the Predecessor):

	Successor December 31, 2013
Deferred income tax assets:	
Severance	$ 23,204
Total deferred income tax assets	23,204
Deferred income tax liabilities:	
Goodwill and intangibles	(505,430)
Total deferred income tax liabilities	(505,430)
Deferred income tax liabilities, net	$ (482,226)

The Successor has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

JHFC and its affiliates are under continuous examination by the IRS. JHFC's tax returns which include the October 1, 2013 through December 31, 2013 period have not yet been examined by the IRS.

As of December 31, 2013, the Company did not have any unrecognized tax benefits.

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2013, the Company had net capital of $1,271,192, which was $1,102,690 in excess of its required net capital of $168,502. The ratio of aggregate indebtedness to net capital was 199%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

8. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

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